UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

SPORT CHALET, INC.

(Name of Subject Company)

SPORT CHALET, INC.

(Name of Persons Filing Statement)

Class A Common Stock, $0.01 par value	Class B Common Stock, $0.01 par value
(Title of Class of Securities)	(Title of Class of Securities)

849163 20 9	849163 30 8
(CUSIP Number of Class of Securities)	(CUSIP Number of Class of Securities)

Howard K. Kaminsky

Executive Vice President-Finance,

Chief Financial Officer and Secretary

Sport Chalet, Inc.

One Sport Chalet Drive

La Canada, California 91011

(818) 949-5300

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Peter M. Menard, Esq.

Jason R. Schendel, Esq.

Sheppard, Mullin, Richter & Hampton LLP

333 South Hope Street, 43rd Floor

Los Angeles, California 90071

(213) 620-1780

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (“Amendment No. 5”) to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on July 3, 2014 (together with any amendments and supplements thereto, the “Schedule 14D-9”) by Sport Chalet, Inc., a Delaware corporation (the “Company”).

All capitalized terms used in this Amendment No. 5 and not otherwise defined have the respective meanings ascribed to them in the Schedule 14D-9.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby supplemented by adding the following exhibits.

Exhibit Number	Description

(a)(5)(viii)	Press release issued by Sport Chalet, Inc., dated July 31, 2014 (incorporated by reference to Exhibit 99.1 to Sport Chalet, Inc.’s Current Report on Form 8-K, filed with the SEC on July 31, 2014).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPORT CHALET, INC.

By:	/s/ Howard K. Kaminsky
Howard K. Kaminsky
Executive Vice President – Finance, Chief Financial Officer and Secretary

Dated: July 31, 2014